Exhibit 99.1

ASX Release

SYDNEY, 16 August 2016

MOKO Social Media and Competitor Group Inc. Transaction

Highlights

•   MOKO sells RunHaven assets to CGI

•   CGI and MOKO enter sponsorship marketing alliance

MOKO Social Media (ASX: MKB) (MOKO) today announced a strategic agreement and transaction with Competitor Group, Inc. (CGI), under which CGI will acquire RunHaven, MOKO’s running website and social media assets for an undisclosed amount.

MOKO and CGI have also entered a marketing alliance in which they will facilitate introductions to each other’s partners to explore potential sponsorship and media opportunities.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

CGI is a San Diego-based sports media and marketing company that creates content and events targeting active lifestyle consumers. CGI owns and operates the Rock n’ Roll Marathon series, which annually features 30 events worldwide, and publishes four premiere media brands, including Competitor and Women’s Running.

MOKO CEO Mr Shripal Shah said, “This places RunHaven in the hands of the most competent and successful media and content producer in the sport of running, and incentivizes both companies to find creative ways to access and provide value to new potential sponsors.”

CGI SVP of Media John Bradley said, “RunHaven has a rich well of content that will not only bolster our standing as a go-to resource for runners but will also give us a new voice and perspective. We’re thrilled with this addition to our running brands.”

For more information contact:

Emma Waldon

Company Secretary

emma.waldon@mokosocialmedia.com

Cell +61 417 800 529

About Competitor Group

Headquartered in San Diego, Calif., Competitor Group, Inc. (CGI) is the active lifestyle industry’s leading media and event entertainment company. CGI’s portfolio of media brands span the full range of the endurance sports industry including VeloNews, Triathlete, Women’s Running and Competitor with a combined monthly circulation of over 700,000. CGI owns and operates 38 events around the world, including the flagship Rock ‘n’ Roll Marathon Series, the TriRock Triathlon Series and Events DC Nation’s Triathlon, collectively delivering more than 600,000 professional and amateur participants in 2016. The race services division of CGI, Race IT is the second largest provider of online registration solutions to endurance event organizers around the world. Further information about CGI and its digital, publishing and event entertainment properties can be found at CompetitorGroup.com.

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,200 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 3,600 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.